Exhibit 99.1

Quest Rare Minerals Ltd.

QUEST RARE MINERALS SIGNS A LETTER OF INTENT FOR SALE OF 100% OF STRANGE LAKE’S EXPECTED ZIRCONIA PRODUCTION

Toronto, July 9, 2013 - Quest Rare Minerals Ltd. (TSX; NYSE MKT: QRM) is pleased to announce that it has entered into a non-binding Letter of Intent (“LOI”) with TAM Ceramics Group of NY, LLC (“TAM”), a leading U.S.-based marketer and manufacturer of zirconia chemical products. The LOI specifies that TAM will agree to purchase from Quest up to 24,000 tonnes of zirconia annually which Quest expects to mine from its Strange Lake deposit, and that Quest will deal exclusively with TAM for the sale of this quantity of product. This constitutes 100% of Quest’s anticipated annual zirconia production from Strange Lake.

The LOI also provides that TAM will coordinate with Quest to develop markets for zirconia.

The purchase and sale of zirconia contemplated by the LOI is subject to the execution of a definitive agreement between Quest and TAM which will include, among other things, the price of all zirconia to be sold and other material terms and conditions of the transaction. Quest and TAM have agreed to negotiate the definitive agreement in good faith, with a view to executing it as soon as possible, but in any event no later than December 31, 2014. The LOI provides that the definitive agreement will have an initial term of five years, with five possible renewal terms of five years each, for a total potential contract term of 30 years, covering the anticipated minimum 30-year production life for the Strange Lake deposit.

“The signing of our first off-take LOI, in this case for all of our byproduct zirconia, is a major milestone in the development of the Strange Lake deposit,” said Peter Cashin, Quest’s President and Chief Executive Officer. “We believe that Strange Lake is a world-class asset that has the potential to produce a substantial quantity of strategic materials that will be attractive to customers around the globe. The LOI is the result of our continuing marketing efforts to engage customers with whom we intend to develop lasting business relationships. We view TAM’s involvement with our Strange Lake project as a significant vote of confidence in the considerable progress we have made in precipitating chemical-grade zirconia product at our pilot plant. The LOI will allow us to develop a partnership with a company that has many years of zirconium marketing and manufacturing experience.”

“TAM is excited about the opportunity to partner with Quest to commercialize significant quantities of zirconium-based materials, such as zirconium chemical products and high-purity zirconia, into the global market,” said George Bilkey, TAM’s President. “These zirconium-based derived materials are an excellent complement to TAM’s 80-year global zircon and zirconia business. We very much look forward to working with the Quest team.”

About Quest Rare Minerals

Quest Rare Minerals Ltd. (“Quest”) is a Canadian-based exploration company focused on the identification and discovery of new and significant Rare Earth deposit opportunities. Quest is publicly listed on the TSX and NYSE MKT as “QRM” and is led by a highly-respected management and technical team with a proven mine-finding track record. Quest is currently advancing several high-potential projects in Canada’s premier exploration areas: the Strange Lake and the Misery Lake areas of northeastern Québec. Quest’s 2009 exploration led to the discovery of a significant new rare earth deposit, the B-Zone, on its Strange Lake property in northeastern Québec. Quest has filed a National Instrument 43-101 Indicated and Inferred Resource Estimate on the B-Zone deposit and has completed a Preliminary Economic Assessment (PEA) for the deposit. In addition, Quest announced the discovery of an important new area of REE mineralization on its Misery Lake project, approximately 120 km south of the Strange Lake project. Quest continues to pursue high-value project opportunities throughout North America.

About TAM Ceramics

TAM Ceramics Group of NY, LLC (“TAM”) is a Niagara Falls, NY based zirconium chemicals specialist founded in 1906. For the last 107 years, TAM has been developing, processing, manufacturing, and selling advanced materials and ceramics into various markets in the aerospace, automotive, steel, glass, chemicals, electronics, and many other industries throughout the world.

Forward-Looking Statements

This news release contains statements that may constitute “forward-looking information” or “forward-looking statements” within the meaning of applicable Canadian and U.S. securities legislation. Forward-looking information and statements may include, among others, statements regarding the future plans, costs, objectives or performance of Quest, or the assumptions underlying any of the foregoing. In this news release, words such as “may”, “would”, “could”, “will”, “likely”, “believe”, “expect”, “anticipate”, “intend”, “plan”, “estimate” and similar words and the negative form thereof are used to identify forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether, or the times at or by which, such future performance will be achieved. No assurance can be given that any events anticipated by the forward-looking information will transpire or occur, or if any of them do so, what benefits Quest will derive. Forward-looking statements and information are based on information available at the time and/or management’s good-faith belief with respect to future events and are subject to known or unknown risks, uncertainties, assumptions and other unpredictable factors, many of which are beyond Quest’s control. These risks, uncertainties and assumptions include, but are not limited to, those described under “Risk Factors” in Quest’s annual information form dated January 25, 2013, and under the heading “Risk Factors” in Quest’s Management’s Discussion and Analysis for the fiscal year ended October 31, 2012, both of which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, and could cause actual events or results to differ materially from those projected in any forward-looking statements. Quest does not intend, nor does Quest undertake any obligation, to update or revise any forward-looking information or statements contained in this news release to reflect subsequent information, events or circumstances or otherwise, except if required by applicable laws.

For further information please contact:

Peter J. Cashin

President & CEO

Tel: (416) 916-0777 or 1-877-916-0777

Fax: (416) 916-0779

E-mail: info@questrareminerals.com

URL : www.questrareminerals.com